Lycopodium

Lycopodium Minerals Pty Ltd
ABN: 34 055 880 209

Level 5, 1 Adelaide Terrace
East Perth, Western Australia 6004
Australia

PO Box 6832
East Perth, Western Australia 6892
Australia

T: +61 (0) 8 6210 5222
www.lycopodium.com.au

19 May 2010

Our Ref.: 1526

British Columbia Securities Commission
Ontario Securities Commission
Alberta Securities Commission

AND TO: Keegan Resources Inc.

Dear Sir

RE: PRELIMINARY ECONOMIC ASSESSMENT OF THE ESAASE GOLD PROJECT, GHANA, DATED MAY 19, 2010 (THE TECHNICAL REPORT).

I, Aidan Ryan, do hereby consent to the public filing of the Technical Report, prepared for Keegan Resources Inc. dated May 19, 2010, and extracts from, or the summary of, the Technical Report in the press release of Keegan Resources Inc. dated April 6, 2010 (the Press Release).

I also certify that I have read the Press Release and that it fairly and accurately represents the information in the Technical Report that supports the Press Release.

Yours faithfully

AIDAN RYAN
PRINCIPAL METALLURGIST